Alexandria E. Kane Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4017 Main 212.407.4000 Fax 212.407.4990 akane@loeb.com

Via Edgar

June 26, 2024

Todd Schiffman and James Lopez
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Health In Tech, Inc.
Amendment 1 to Draft Registration Statement on Form S-1
Submitted May 28, 2024
File No. 377-07195

Dear Messrs. Schiffman and Lopez:

On behalf of our client, Health In Tech, Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 20, 2024 (the “Staff’s Letter”) regarding the Company’s Amendment 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

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A limited liability partnership including professional corporations

Form DRS S-1 submitted May 28, 2024

Prospectus Summary, page 1

1.	We note your response to comment 3 and that you still use similar terms describing your services, such as the third paragraph on page 5 and the final paragraph on page 57 where you state, “Our transformative approach...” We also note the charts on pages 2 and 3 where you state “Hi Card transforms the landscape...” Please provide the basis for your statements and clarify the extent to which competitors provide similar services.

Response: The disclosure on pages 1-6 and 62-68 of the Amended Registration Statement has been revised in response to the Staff’s comments.

2.	We also note the statement on page 2 that the platforms of your competitors, “typically large insurance companies,” are not “fully digital solutions for specific information.” You also state that these “traditional methods are often cumbersome and time-consuming.” Revise to clarify the extent to which insurance companies and other types of competitors have “fully digital solutions.” Your revised disclosure should explain the basis for why you believe your competitors’ platforms are “cumbersome and time-consuming” compared to yours.

Response: The disclosure on pages 1-6 and 62-68 of the Amended Registration Statement has been revised in response to the Staff’s comments.

3.	We note your response to comment 5 and revised disclosure on pages 10, 16 and 63. Please revise to clarify the key components of expenses and the terms of your typical contracts to provide context for statements like the one on page 16 that insurance carriers may not budget sufficient resources or may otherwise be unable to adequately service your clients. For example, are you contractually obligated to make up such shortfalls? As another example, under what circumstances are you required to make payments when TPAs and brokers set up programs between EEs and insurance carriers? Additionally, with respect to key types of revenues, revise page 43 to identify who pays you the “set fee charged per employee per month,” the “specific percentage from the premium received,” and the “consistent per employee monthly fee.”

Response: The disclosure on pages 16, 44, 45, 57, F-12, and F-36 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

4.	We note the revised disclosure on page 63 that you are not a TPA, which “have a contractual relationship with small businesses to administer their employees’ health benefits.” Please revise to clarify the scope of the services you provide to your business customers. We also note the statement that you are not an insurance carrier, “because we do not directly offer policies.” Please revise to clarify the extent to which you act as a broker. Provide consistent disclosure in the Business section.

Response: The disclosure on pages ii, 1-6 and 62-68 of the Amended Registration Statement has been revised in response to the Staff’s comments. As disclosed in the Amended Registration Statement, we offer a platform for brokers to select plans on behalf of small businesses. We are not a broker because we do not sell, solicit or negotiate insurance policies on behalf of a client for compensation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

5.	Please refer to prior comment 13. It is unclear how the revisions made in your amendment addressed the issues in prior comment 13, thus we are reissuing the comment. Please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303 of Regulation S-K. Refer to SEC Release Nos. 33-6835 and 33-8350.

Response: The disclosure throughout the Management’s Discussion and Analysis section of the Amended Registration Statement has been revised in response to the Staff’s comments.

Number of Enrolled Employees (EEs) Enrolled Medical Health Plan Billed, page 42

6.	Please refer to prior comment 15. Please revise to clarify the difference between PEPM and EE. To the extent there is a material difference, please tell us how you considered also disclosing PEPM considering that service revenues comprised 57% of total revenues.

Response: The disclosure on pages ii and 44 of the Amended Registration Statement has been revised in response to the Staff’s comments. As disclosed in the Amended Registration Statement, EE refers to “enrolled employees” and includes the employee’s family if they are enrolled on the plan. The term PEPM is used to describe the way our service fees are billed, because we bill service fees on a per enrolled employee per month basis. We added "certain definition” page that explains some terminology of our sector.

Cost of revenues, page 43

7.	Please revise to explain what captive management is and more clearly discuss the risks associated with your service offerings that the captive management companies minimize.

Response: The disclosure on page 46 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Revenues, page 43

8.

We note your disclosure that SMR is a program manager, and that ICE is a Managing General Underwriter (MGU). Please revise to compare and contrast the key services provided by a program manager and a MGU highlighting any key similarities, differences and any interconnectedness between the services provided. For example, explain the degree to which SMR provides services and generates revenue unrelated to underwriting services provided by ICE. Also explain the extent to which SMR and ICE focus on different geographies and/or cross sell their products.

Response: The disclosure on page 45 of the Amended Registration Statement has been revised in response to the Staff’s comments.

9.	We note your disclosure that HI Card provides medical claims access data and claims negotiation for all of SMR’s programs’ members. Please revise here and elsewhere as needed to disclose the percentage of HI Card’s revenue generated through SMR and the percentage generated through other sources to ensure investors understand the nature of HI Card revenue streams, whether it is a stand-alone product and the degree to which it is an add-on product for SMR.

Response: The disclosure on page 45 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

10.	Please revise here and elsewhere as necessary to more clearly distinguish whether your underwriting services with eDIYBS are sold as a stand-alone service or as an add-on product, and the degree to which it is sold in connection with SMR’s program management activities. For example, disclose the percentage of revenues from underwriting modeling that is generated through SMR and the percentage that is generated through other sources.

Response: The disclosure on pages 1, 45, 57, 62, F-13 and F-36 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

Cost of revenues, page 47

11.	Please revise here and in your discussion of the trend in cost of revenues for 2022 and 2023 on page 50 to more clearly explain the reason(s) for the material increase in captive management costs during the periods presented. If true, clarify that in prior periods these services were performed by a consolidated entity that was sold in May 2023 and the related costs for the prior periods are presented in discontinued operations.

Response: The disclosure on pages 49 and 52 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

12.	For the claims negotiation services performance obligation, please address the following:

●	Revise to disclose which subsidiary performs this performance obligation.
●	Tell us which parties have signed contracts with you to obtain your claims negotiating services.
●	Tell us and revise as needed to discuss the typical facts and circumstances related to the claims negotiation process. For example, clarify which parties are negotiating (i.e., insurance carrier and healthcare provider, insured and healthcare provider, etc.), why the parties are negotiating, and the typical issues being negotiated. If the negotiations are between the insured and the healthcare provider, please tell us which party is contractually obligated to provide these services to the insured.
●	Tell us how you considered which parties are your customers under ASC 606 considering the definition of a customer in ASC 606-10-25-1. If your identified customer does not have a contract with you, please tell us how you considered this fact in your determination and how this is consistent with the definition of a customer in ASC 606.
●	Revise your accounting policy and other disclosure throughout your filing as needed to ensure information about this performance obligation in your contracts with customers is clear and complies with the guidance in ASC 606-10-50-12.

Response: The disclosure on pages 57, F-12, and F-36 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

The claims negotiation services performance obligation is offered as a part of the Company’s overall insurance marketplace offering and is performed specifically by the Company’s HI Card subsidiary. The claims negotiations performance obligation is not required to be selected by a small employer when selecting their health insurance plan, but it is provided as an option. If this option is selected, HI Card will, on behalf of the small employer and their employees, negotiate claims costs with providers. These are usually larger claims where the Company will negotiate early payment for a discount, as an example, or negotiate a different network for more cost-effective treatment.

As claims negotiations occur, the Company acts on behalf of its customer, the small employer. The Company has a contractual relationship with its customer that is commonly executed for a twelve (12) month period. The Company considered ASC 606-10-25-1 regarding its claims negotiation services performance obligation and its other performance obligations with the small employer regarding access to medical claims data, and program and platform management services, noting the following:

a.	During the quoting process, all the service offerings that are being provided by different vendors are explicitly outlined. This bindable quote, selected by the broker which is acting on behalf of the small employer, is presented to the small employer. Once approved and signed by the small employer, each of the service offerings that are being offered as a part of the comprehensive health benefits plan managed by the third party administrator (TPA) is explicitly listed within the sold-case breakdown. All obligations of the Company and the rights of the small employer are explicit.
b.	Upon execution of the quote, the sold-case breakdown outlines the monthly fees, by service being provided to the small employer. The monthly fees are remitted by the small employer to the third party administrator, who then remits payment to the Company monthly.
c.	The timing of payment is explicit within the executed contract with the small employer.

d.	Payment for services is based on the coverage that is being provided to the small employer as outlined within the sold case breakdown. If the small employer stops paying the service fees, their self-funded benefits plan will be canceled, and no further service fees will be paid after the cancellation.

13.	For the access to medical claims data performance obligation, please address the following:

●	Revise to disclose which subsidiary performs this performance obligation.
●	Tell us which parties have signed contracts with you to obtain your medical data repository services.
●	Tell us which party is contractually obligated to provide these services to the insured.
●	Tell us how you considered which parties are your customers under ASC 606 considering the definition of a customer in ASC 606-10-25-1. If your identified customer does not have a contract with you, please tell us how you considered this fact in your determination and how this is consistent with the definition of a customer in ASC 606.
●	Revise your accounting policy and other disclosure throughout your filing as needed to ensure information about this performance obligation in your contracts with customers is clear and complies with the guidance in ASC 606-10-50-12.

Response: The disclosure on pages 57, F-12, and F-36 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

The Company refers the Staff to its discussion in Comment #12 regarding the definition of who the Company’s customer is, which is the small employer. Further, the Company refers the Staff to its discussion in Comment #12 in regard to how the Company has determined that it has a contract with its customer in accordance with ASC 606-10-25-1.

14.	For the program and platform management services performance obligation, please address the following:

●	Revise to disclose which subsidiary performs this performance obligation.
●	Tell us which parties have signed contracts with you to obtain your program and platform management services.
●	Describe the typical services provided in a program and platform management service and clarify which party these services benefit. Provide us examples of how you optimize the cost of healthcare.
●	Clarify for us the objective of these services. For example, do your services result in paying healthcare providers less, paying carriers less, reducing the costs of administering health care plans, etc.
●	Tell us how you considered which parties are your customers under ASC 606 considering the definition of a customer in ASC 606-10-25-1. If your identified customer does not have a contract with you, please tell us how you considered this fact in your determination and how this is consistent with the definition of a customer in ASC 606.
●	Revise your accounting policy and other disclosure throughout your filing as needed to ensure information about this performance obligation in your contracts with customers is clear and complies with the guidance in ASC 606-10-50-12.

Response: The disclosure on pages 57, F-12, and F-36 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

The Company refers the Staff to its discussion in Comment #12 regarding the definition of who the Company’s customer is, which is the small employer. Further, the Company refers the Staff to its discussion in Comment #12 regarding how the Company has determined that it has a contract with its customer in accordance with ASC 606-10-25-1.

15.	For the underwriting modeling and risk services performance obligation, please address the following:

●	Revise to disclose which subsidiary performs this performance obligation.
●	Tell us which parties have signed contracts with you to obtain your underwriting modeling and risk services.
●	Identify for us each individually promised good or service and describe in simple terms how the contracted party utilizes these items and how the contracted party benefits from these items. For example, specifically explain what risk is being mitigated and how the contracted party will benefit from these services.
●	Tell us how you determined if each promised good or service is distinct. Specifically, explain how you determined if risk services are distinct from underwriting services.
●	Tell us how you determined the transaction price. Tell us the contractual terms that determine the amount of consideration you are entitled to. Specifically tell us if this amount is fixed and determined at the time the policy is sold, if it is based on the actual premiums paid by a small business over a period, etc.
●	Tell us how you considered if you satisfy your underwriting modeling performance obligation at a point in time (e.g., when the health care policy is sold). If it is satisfied over time, please explain what underwriting services are performed after the policy is sold and how they are provided.
●	Tell us how you considered which parties are your customers under ASC 606 considering the definition of a customer in ASC 606-10-25-1. If your identified customer does not have a contract with you, please tell us how you considered this fact in your determination and how this is consistent with the definition of a customer in ASC 606. Specifically tell us how you considered if your customer was a carrier, broker or third-party administrator.
●	Revise your accounting policy and other disclosure throughout your filing as needed to ensure information about this performance obligation in your contracts with customers is clear and complies with the guidance in ASC 606-10-50-12.

Response: The disclosure on pages 57, F-12, and F-36 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

The Company considered if its comprehensive underwriting modeling and risk services included distinct performance obligations, concluding that they do not. The purpose of the Company’s underwriting and risk evaluation services is to ensure stop-loss policies are medically underwritten and sold within the carrier’s risk tolerance level, both at the time of sale and throughout the 12-month policy term.. Each of these services are used together to provide benefit to the Company’s stop loss insurance customer and are used to fulfill the performance obligation the Company is providing. The Company’s customer does not benefit from the Company’s underwriting services separately from its risk services as the services are provided together to fulfill the Company’s performance obligation as outlined within ASC 606-10-25-19.

The Company considered how its comprehensive underwriting modeling and risk services should be recognized. The stop loss insurance carrier receives and consumes the benefit of the Company’s performance obligation of providing the services throughout the contractual period. Additionally, the Company is not enhancing or creating an asset that is controlled by the stop loss insurance carrier. Since the criteria within ASC 606-10-25-27(a) is met, this performance obligation is satisfied over time, which is ratably over the term of the identified contract. As the Company’s wholly owned subsidiary monitors the risk levels of the respective plans and re-underwrites as needed, the combined performance obligation as it relates to this suite of services is recognized over time. Since the fees are collected monthly from the insurance carrier, as they are billed on the first of each month, as the services are performed, the revenues are recognized at the same time, which is in line with the amount of consideration that is billed to the customer. The services are consumed by the end of each month, which faithfully depicts that the Company has satisfied its performance obligation for the month.

As discussed above, the Company has a contract with its customer, the stop loss carrier. The Company considered ASC 606-10-25-1 regarding its underwriting modeling and risk services, noting the following:

a.	The Company has executed specific contractual agreements with the stop loss carriers, outlining the services that are being provided under the underwriter modeling and risk services. Both parties have executed the agreement in writing.
b.	Upon execution of the contract, the specific services that the Company is providing is explicitly outlined. The Company’s duties and responsibilities are explicit and are clear.
c.	The timing of payment on a monthly basis is explicit within the executed contract with the stop loss insurance carrier and is based upon contractually agreed upon terms.

d.	The Company assesses the financial viability of the stop loss carriers with which it executes contracts to determine if there is any indication that the Company will not be able to collect the full amount of consideration within the arrangement. The small employer pays a monthly premium to the carrier, which then pays monthly underwriting fees to the Company. If the small employer stops paying the premium, their insurance policy will be canceled, and no further underwriting fees will be paid after the cancellation.

Other Receivables, page 56

16.	Please refer to prior comment 21 and address the following:

●	Revise to provide additional background information related to the deferred administrative surplus/positive claim fund balance. Based on your disclosure on pages 56 and 60, it appears that this may represent existing cash deposits already made by small businesses. Please tell us in detail why this is considered a receivable, who is contractually obligated to pay it, what the obligation relates to and the expected time period for collection. Please revise your disclosure to more clearly describe the nature of the asset purchased.
●	More clearly explain to us your historical interactions related to collecting similar RCM receivables and your assessment of your current ability to collect the amounts due. For example, clarify if your collections personnel historically collected similar RCM receivables, the level of difficulty in collecting amounts due, whether current collections personnel/management have relevant experience collecting similar amounts, any particular risks in collecting the receivables using standard collection procedures, etc.
●	Revise to describe your policy for recording payments received and specifically discuss how you recognize income and the amount of income recognized during each period presented.

Response: The disclosure on pages 59, F-10, F-34 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

The deferred administrative surplus represents the remaining unused claim fund which is earmarked and owned by the small employer and located in their bank account. It is not a cash deposit to the carrier or the Company. Ownership of the unused claim fund transfers to the carrier if the small employer opts to give away the unused fund at the end of the policy run-out (19th month) in exchange for a premium discount when purchasing stop-loss insurance. Given the Company's access to claims activities and other necessary information, it identified an opportunity to expand future cash flows.

At the time of purchase, the Company only had approximately three months of historical collection data) regarding the collection efforts and success rates regarding amounts due. The Company’s collections personnel would perform similar type of collection activities, but the Company did not have the corresponding historical collections data to forecast anticipated collections. Further, the Company did not know the difficulty regarding collections and did not know if current collections personnel nor management would have the experience in collecting similar amounts. The Company considered all of this when assessing if any reserve would be required in accordance with ASC 326, Financial Instruments – Credit Losses.

Lastly, given the lack of historical information regarding collections for such accounts, the Company does not believe it has the relevant information or experience to accrue interest based upon an expected rate of collections. As such, the Company is currently employing a cost recovery method whereby the Company will not recognize income on these receivables until it has recovered its initial cost. The Company will continue to assess this treatment on an ongoing basis as it receives additional information regarding collection rates and trends.

Business, page 59

17.	Please revise to provide basic background information of a typical self-funded plan. Specifically address the following:

●	Explain the key features of a self-funded plan, the key services that are provided, which party a SME pays for these services and how payments are structured (e.g., upfront payments, monthly fees/premiums, etc.).
●	Explain the key characteristics of TPAs, brokers, MGUs, Carriers and any other party involved in typical self-funded plan.
●	Explain the role these parties play in a self-funded plan.
●	Compare and contrast the characteristics of, and roles and services provided by these parties to clearly show how they are integrated in a self-funded plan.
●	We note your disclosure on page 16 regarding the insurance provided by carriers. Noting that the plans are described as self-funded, more clearly describe what insurance is provided in a self-funded plan.
●	Explain which parties, in a typical self-funded plan, utilize each product or service you provide.
●	Explain what roles each of your subsidiaries play in a self-funded plan.

Response: The disclosure on pages 57, 67, F-12, and F-35 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

18.	We note your response to comment 7 and your removal of “30%” in several places. However, we also note “30% lower cost” in the first chart on page 61. Please provide the basis for this figure.

Response: The referenced chart has been revised to remove the reference to in accordance with the Staff’s comments.

Notes to the Consolidated Financial Statements, page F-7

19.	Please revise to disclose concentrations with any parties (e.g., carriers, TPAs, brokers, MGUs, etc.) considering the guidance in ASC 275-10-50-16.

Response: The disclosure on pages F-9 and F-34 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

General

20.	We note your response to comment 27 and the statement on page 2 of the “process governed by our internal governance policy on utilizing AI.” We also note your risk factor on page 23 relating to certain AI risks. Please include all limitations or risks in relying on AI technology obtained from third-party service providers and provide disclosure about your internal governance policy on utilizing AI including risk management. Your discussion of risks should include the processes used to mitigate third-party AI risks including data security and privacy risks, cybersecurity risks and any other risks you have identified. Also, further clarify your process for internal governance on utilizing AI, including how you evaluate and assess AI systems and prevent biases in training data and algorithms.

Response: The disclosure on pages 23-24 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria E. Kane
Alexandria E. Kane
Partner